hugs intl.

Tenant Default Protection

Tenant Misses Rent

1

Initiates a 3-5 day grace period that is followed with a delinquency notice.

Delinquency Period

2

Tenants will have a month to pay their late rent before further action is taken.

Default Protection Begins

3

After a month, default protection kicks in and HUGS pays landlord for the previous month's rent.

Continuation of Default Protection

4

Default Protection Payments continue for up to 3 months or until another tenant is placed in your property.